Mail Stop 4561

February 19, 2010

Mr. Maurizio Nicolelli
Senior Vice President and Director of Finance
FactSet Research Systems Inc.
601 Merritt 7
Norwalk, CT 06851

      Re: FactSet Research Systems Inc.
             Form 10-K for the Fiscal Year ended August 31, 2009
             Filed October 30, 2009
             File No. 001-11869

Dear Mr. Nicolelli:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                  Sincerely,

                  Craig D. Wilson
                  Sr. Asst. Chief Accountant